Exhibit 21.1

List of Subsidiaries

Subsidiary	Percentage Owned	Jurisdiction of Organization or Incorporation
The Vape Store, Inc.	100%	Florida
Smoke Anywhere U.S.A., Inc.	100%	Florida
Emagine the Vape Store, LLC	100%	Delaware
IVGI Acquisition, Inc.	100%	Delaware